Exhibit 99.1
NiCE Exceeds Revenue Guidance Range, Reporting 8% Year-Over-Year
Revenue Growth in Second Quarter 2026

•	Total revenue growth driven by 12.6% year over year cloud revenue growth
•	International revenue increased 22% year over year (21% in constant currency)
•	Company raises full-year 2026 EPS guidance

Hoboken, New Jersey, August 5, 2026 - NiCE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2026, as compared to the corresponding period of the previous year.

Second Quarter 2026 Financial Highlights*

GAAP	Non-GAAP
Total revenue was $782.3 million and increased 7.6%	Total revenue was $782.3 million and increased 7.6%
Cloud revenue was $609.0 million and increased 12.6%	Cloud revenue was $609.0 million and increased 12.6%
Operating income was $104.0 million with operating margin of 13.3%	Operating income was $198.0 million with operating margin of 25.3%
Diluted EPS was $1.40	Diluted EPS was $2.70
Net cash provided by operating activities was $122.7 million

*For all periods presented, there were no adjustments to the GAAP revenue, and thus the non-GAAP revenue is equal to the GAAP revenue presented.

“We executed well in the second quarter, delivering revenue above the high-end of our guidance range and reaching the high-end of our non-GAAP EPS range,” said Scott Russell, CEO of NiCE. “Underlying demand trends across our business continued to gain momentum during the second quarter as organizations increasingly consolidate their customer engagement needs on our AI-native CXone platform. This drove a record second quarter for new cloud ACV bookings, including an all-time record quarter for AI bookings with strong momentum at NiCE Cognigy. AI continues to become a more meaningful contributor to our business, with AI ARR reaching $362 million and now representing 15% of our cloud revenue. We are still in the early stages of a much broader AI adoption cycle across our customer base.”

Mr. Russell continued, “Enterprises are moving beyond AI experimentation and increasingly focusing on platforms that quickly deliver measurable outcomes in production environments. By embedding Cognigy natively into CXone, we're combining leading agentic AI with decades of CX expertise and data to deliver better enterprise outcomes. Through this native integration, we are accelerating innovation across our platform, growing partner engagement, and increasing adoption among large enterprises globally. NiCE remains strongly positioned to extend our leadership in CX AI and capture the significant opportunity ahead.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues:
Second quarter 2026 total revenues increased 7.6% year over year to $782.3 million compared to $726.7 million for the second quarter of 2025.

Gross Profit:
Second quarter 2026 gross profit was $501.0 million compared to $485.1 million for the second quarter of 2025. Second quarter 2026 gross margin was 64.0% compared to 66.8% for the second quarter of 2025.

Operating Income:
Second quarter 2026 operating income was $104.0 million compared to $160.6 million for the second quarter of 2025. Second quarter 2026 operating margin was 13.3% compared to 22.1% for the second quarter of 2025.

Net Income:
Second quarter 2026 net income was $83.2 million compared to $187.4 million for the second quarter of 2025.
Second quarter 2026 net income margin was 10.6% compared to 25.8% for the second quarter of 2025.

Fully Diluted Earnings Per Share:
Fully diluted earnings per share for the second quarter of 2026 was $1.40 compared to $2.96 in the second quarter of 2025.

Cash Flow and Cash Balance:
Second quarter 2026 operating cash flow was $122.7 million. In the second quarter of 2026, $58.0 million was used for share repurchases. As of June 30, 2026, total cash and cash equivalents, and short-term investments were $354.7 million, with no outstanding debt.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues:
Second quarter 2026 non-GAAP total revenues increased 7.6% year over year to $782.3 million compared to $726.7 million for the second quarter of 2025.

Gross Profit:
Second quarter 2026 non-GAAP gross profit was $535.4 million compared to $503.9 million for the second quarter of 2025. Second quarter 2026 non-GAAP gross margin was 68.4% compared to 69.3% for the second quarter of 2025.

Operating Income:
Second quarter 2026 non-GAAP operating income was $198.0 million compared to $219.7 million for the second quarter of 2025. Second quarter 2026 non-GAAP operating margin was 25.3% compared to 30.2% for the second quarter of 2025.

Net Income:
Second quarter 2026 non-GAAP net income was $160.5 million compared to $190.3 million for the second quarter of 2025. Second quarter 2026 non-GAAP net income margin totaled 20.5% compared to 26.2% for the second quarter of 2025.

Fully Diluted Earnings Per Share:
Second quarter 2026 non-GAAP fully diluted earnings per share was $2.70 compared to $3.01 for the second quarter of 2025.

Third Quarter and Full Year 2026 Guidance:

Third-Quarter 2026:
Third-quarter 2026 non-GAAP total revenues are expected to be in a range of $780 million to $790 million, representing 7.2% year over year growth at the midpoint.
Third-quarter 2026 non-GAAP fully diluted earnings per share are expected to be in a range of $2.73 to $2.83.

Full-Year 2026:
Full-year 2026 non-GAAP total revenues are reiterated and expected to be in a range of $3,170 million to $3,190 million, representing 8.0% year over year growth at the midpoint.
We are raising full-year 2026 non-GAAP fully diluted earnings per share which is now expected to be in a range of $11.06 to $11.26.

The above full year 2026 guidance continues to include the expectation of 13%-15% year over year growth in cloud revenue.

Quarterly Results Conference Call

NiCE management will host its earnings conference call today, August 5, 2026, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/company/investors/ir-events.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition and divestiture related expenses, gains on intercompany foreign currency transactions, amortization of deferred financing costs, amortization of discount on debt, the tax effect of the Non-GAAP adjustments, and the tax rate impact resulting from the non-U.S. intercompany transaction.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the ongoing financial performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NiCE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$315,384	$379,388
Short-term investments	39,306	38,010
Trade receivables	836,588	737,954
Prepaid expenses and other current assets	277,168	223,780

Total current assets	1,468,446	1,379,132

LONG-TERM ASSETS:
Property and equipment, net	197,616	189,395
Deferred tax assets	173,258	198,213
Other intangible assets, net	515,880	587,599
Operating lease right-of-use assets	81,084	78,064
Goodwill	2,438,776	2,440,532
Prepaid expenses and other long-term assets	246,378	233,095

Total long-term assets	3,652,992	3,726,898

TOTAL ASSETS	$5,121,438	$5,106,030

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$104,095	$100,782
Deferred revenues and advances from customers	351,756	303,911
Current maturities of operating leases	14,032	13,742
Accrued expenses and other liabilities	635,019	469,192

Total current liabilities	1,104,902	887,627

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	48,547	61,392
Operating leases	74,187	75,059
Deferred tax liabilities	17,595	109,993
Other long-term liabilities	98,202	95,431

Total long-term liabilities	238,531	341,875

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,778,005	3,876,528

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,121,438	$5,106,030

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$609,049	$540,822	$1,212,414	$1,067,145
Services	124,640	140,480	248,608	280,683
Product	48,604	45,410	89,888	79,076
Total revenue	782,293	726,712	1,550,910	1,426,904

Cost of revenue:
Cloud	219,629	185,971	439,039	365,445
Services	55,129	48,254	103,399	94,497
Product	6,526	7,376	12,664	13,739
Total cost of revenue	281,284	241,601	555,102	473,681

Gross profit	501,009	485,111	995,808	953,223

Operating expenses:
Research and development, net	102,825	89,762	200,301	178,864
Selling and marketing	200,436	169,799	385,542	331,233
General and administrative	93,748	64,958	179,215	134,365
Total operating expenses	397,009	324,519	765,058	644,462

Operating income	104,000	160,592	230,750	308,761

Financial and other income, net	(3,606)	(14,820)	(22,924)	(30,670)

Income before tax	107,606	175,412	253,674	339,431
Taxes on income	24,379	(11,992)	123,633	22,737
Net income	$83,227	$187,404	$130,041	$316,694

Earnings per share:
Basic	$1.41	$3.01	$2.19	$5.05
Diluted	$1.40	$2.96	$2.17	$4.97

Weighted average shares outstanding:
Basic	58,818	62,160	59,366	62,754
Diluted	59,394	63,210	59,996	63,785

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$83,227	$187,404	$130,041	$316,694
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,374	44,612	124,216	88,053
Share-based compensation	52,668	37,310	88,060	80,647
Amortization of premium and discount and accrued interest on marketable securities	(90)	(2,029)	(199)	(4,304)
Deferred taxes, net	6,456	(3,757)	(67,605)	(25,294)
Changes in operating assets and liabilities:
Trade Receivables, net	(69,242)	(30,742)	(99,383)	(26,064)
Prepaid expenses and other current assets	3,659	(14,846)	12,849	13,709
Operating lease right-of-use assets	3,295	2,929	6,255	8,826
Trade payables	2,581	21,884	4,872	(31,407)
Accrued expenses and other current liabilities	(3,351)	(158,979)	92,746	(109,461)
Deferred revenue	(13,144)	(19,719)	36,282	49,855
Operating lease liabilities	(6,398)	(746)	(9,841)	(10,935)
Amortization of discount on debt	-	428	-	849
Gains on intercompany foreign currency transactions	-	-	(17,835)	-
Other	622	(2,427)	1,445	(4,775)
Net cash provided by operating activities	122,657	61,322	301,903	346,393

Investing Activities

Purchase of property and equipment	(7,838)	(4,579)	(17,214)	(8,246)
Purchase of Investments	(5,399)	(24,687)	(21,147)	(74,141)
Proceeds from sales of marketable investments	12,691	76,416	19,883	134,774
Capitalization of internal use software costs	(21,703)	(18,137)	(42,783)	(34,903)
Payments for business acquisitions, net of cash acquired	-	-	-	(36,466)
Net cash used in investing activities	(22,249)	29,013	(61,261)	(18,982)

Financing Activities

Proceeds from employee stock plans	11,533	333	11,590	1,008
Purchase of treasury shares	(57,954)	(30,839)	(311,204)	(283,168)
Payment of deferred financing costs	(833)	-	(3,303)	-
Net cash used in financing activities	(47,254)	(30,506)	(302,917)	(282,160)

Effect of exchange rates on cash and cash equivalents	2,308	5,139	(562)	6,286

Net change in cash, cash equivalents and restricted cash	55,462	64,968	(62,837)	51,537
Cash, cash equivalents and restricted cash, beginning of period	$263,708	$471,601	$382,007	$485,032

Cash, cash equivalents and restricted cash, end of period	$319,170	$536,569	$319,170	$536,569

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$315,384	$535,050	$315,384	$535,050
Restricted cash included in other current assets	$3,786	$1,519	$3,786	$1,519
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$319,170	$536,569	$319,170	$536,569

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2026	2025	2026	2025
GAAP revenues	$782,293	$726,712	$1,550,910	$1,426,904
Non-GAAP revenues	$782,293	$726,712	$1,550,910	$1,426,904

GAAP cost of revenue	$281,284	$241,601	$555,102	$473,681
Amortization of acquired intangible assets on cost of cloud	(26,468)	(13,202)	(53,410)	(28,605)
Cost of cloud revenue adjustment (1)	(4,618)	(3,293)	(7,009)	(6,471)
Cost of services revenue adjustment (1)	(3,249)	(2,241)	(4,569)	(4,696)
Cost of product revenue adjustment (1)	(7)	(21)	(16)	(43)
Non-GAAP cost of revenue	$246,942	$222,844	$490,098	$433,866

GAAP gross profit	$501,009	$485,111	$995,808	$953,223
Gross profit adjustments	34,342	18,757	65,004	39,815
Non-GAAP gross profit	$535,351	$503,868	$1,060,812	$993,038

GAAP operating expenses	$397,009	$324,519	$765,058	$644,462
Research and development (1)	(7,852)	(3,178)	(11,134)	(7,871)
Sales and marketing (1)	(12,928)	(13,258)	(23,216)	(28,672)
General and administrative (1,2)	(29,681)	(16,924)	(49,266)	(36,482)
Amortization of acquired intangible assets	(9,153)	(6,956)	(18,308)	(11,649)
Non-GAAP operating expenses	$337,395	$284,203	$663,134	$559,788

GAAP financial and other income, net	$(3,606)	$(14,820)	$(22,924)	$(30,670)
Amortization of discount on debt	-	(428)	-	(849)
Amortization of deferred financing costs	(275)	-	(403)	-
Gains on intercompany foreign currency transactions	-	-	17,835	-
Non-GAAP financial and other income, net	$(3,881)	$(15,248)	$(5,492)	$(31,519)

GAAP taxes on income	$24,379	$(11,992)	$123,633	$22,737
Tax adjustments re non-GAAP adjustments	16,997	56,627	(40,984)	66,720
Non-GAAP taxes on income	$41,376	$44,635	$82,649	$89,457

GAAP net income	$83,227	$187,404	$130,041	$316,694
Amortization of acquired intangible assets	35,621	20,158	71,718	40,254
Share-based compensation (1)	54,127	38,915	91,002	83,840
Acquisition and divestiture related expenses (2)	4,208	-	4,208	395
Amortization of discount on debt	-	428	-	849
Amortization of deferred financing costs	275	-	403	-
Gains on intercompany foreign currency transactions	-	-	(17,835)	-
Tax adjustments re non-GAAP adjustments	(16,997)	(56,627)	40,984	(66,720)
Non-GAAP net income	$160,461	$190,278	$320,521	$375,312

GAAP diluted earnings per share	$1.40	$2.96	$2.17	$4.97

Non-GAAP diluted earnings per share	$2.70	$3.01	$5.34	$5.88

Shares used in computing GAAP diluted earnings per share	59,394	63,210	59,996	63,785

Shares used in computing non-GAAP diluted earnings per share	59,394	63,210	59,996	63,785

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2026	2025	2026	2025

	Cost of cloud revenue	$4,618	$3,293	$7,009	$6,471
	Cost of services revenue	3,249	2,241	4,569	4,696
	Cost of product revenue	7	21	16	43
	Research and development	7,852	3,178	11,134	7,871
	Sales and marketing	12,928	13,258	23,216	28,672
	General and administrative	25,473	16,924	45,058	36,087
		$54,127	$38,915	$91,002	$83,840

(2)	Acquisition and divestiture related expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2026	2025	2026	2025

	General and administrative	$4,208	$-	$4,208	$395
		$4,208	$-	$4,208	$395

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$83,227	$187,404	$130,041	$316,694
Non-GAAP adjustments:
Depreciation and amortization	62,374	44,612	124,216	88,053
Share-based compensation	52,668	37,310	88,060	80,647
Financial and other income, net	(3,606)	(14,820)	(22,924)	(30,670)
Acquisition and divestiture related expenses	4,208	-	4,208	395
Taxes on income	24,379	(11,992)	123,633	22,737
Non-GAAP EBITDA	$223,250	$242,514	$447,234	$477,856

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash provided by operating activities	$122,657	$61,322	$301,903	$346,393

Purchase of property and equipment	(7,838)	(4,579)	(17,214)	(8,246)
Capitalization of internal use software costs	(21,703)	(18,137)	(42,783)	(34,903)

Free Cash Flow (a)	$93,116	$38,606	$241,906	$303,244

(a)
Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.